

July 27, 2017

VIA-EMAIL

Jessica L. Reece
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

Re: Highland Floating Rate Opportunities Fund II
        Initial Registration Statement on Form N-1A
        File Nos. 333-219103 and 811-23268

Dear Ms. Reece:

    On June 30, 2017, you filed a registration statement on Form N-1A on behalf of Highland Floating Rate Opportunities Fund II (the "Fund"). We have reviewed the registration statement and provide our comments below. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined in this letter have the meaning given to them in the registration statement.

GENERAL

1. We note that substantial portions of the disclosure have been left blank. Please complete or update all missing information that is currently in brackets or missing in the registration statement. In particular, please provide a completed fee table for staff review prior to seeking effectiveness.

PROSPECTUS

Fees and Expenses of the Fund

2. The Fee Table on page 1 includes footnote 3 (following the Annual Fund Operating Expenses line item) and footnote 4 (following the Total Annual Fund Operating Expenses line item). There is no text provided for these footnotes. Please clarify whether text will be provided for these footnotes or if the footnote numbers will be removed.

3. The Fee Table provides a line item for Other Expenses. Since the Fund is a new fund, please add a footnote to the Other Expenses line item stating that the figures are based on estimated amounts for the current year. *See* Instruction 6 to Item 3 of Form N-1A.

4. The Fund notes that it may invest in securities issued by other investment companies, including exchange-traded funds. Please either: (i) add a subcaption to the Annual Fund Operating Expenses portion of the Fee Table for Acquired Fund Fees and Expenses and disclose the estimated fees and expenses that will be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds; or (ii) supplementally confirm that the fees and expenses the Fund expects to incur indirectly as a result of investment in shares of one or more acquired funds do not exceed 0.01% of the Fund's average net assets. *See* Instruction 3(f)(i) to Item 3 of Form N-1A.

Principal Investment Strategies

5. The discussion of "Principal Investment Strategies" beginning on page 1 appears to exclude certain instrument types that are covered in discussions of the Fund's principal risks on pages 2 through 7 and pages 16 through 30, including asset-backed securities, illiquid or restricted securities, payment-in-kind securities, and mortgage-backed securities. Please explain to us whether the Fund will invest in any of these instruments in connection with its principal investment strategies. If so, please provide appropriate disclosure. *See* Item 4(a) of Form N-1A.

6. As part of its principal investment strategies, the Fund will invest in floating rate loans.

   a. Please disclose in the prospectus that it may take longer than seven days for transactions in bank loans to settle. Please also address how the Fund intends to meet short-term liquidity needs that may arise as a result of this lengthy settlement period.

   b. Your principal risk disclosure does not describe the risks associated with the fact that bank loans can take significantly longer than seven days to settle, specifically that this can translate into a risk for investors that they are not paid in a timely manner or that the Fund may be forced to incur losses in order to pay redemptions on time. Please explain to us whether you have considered adding these risks as principal risks of investing in the Fund. If you have determined that they are not principal risks, please explain to us the basis for that determination. Otherwise, please revise your principal risk disclosure to include these risks as principal risks of investing in the Fund.

7. A sentence on page 2 states: "The foregoing percentage limitations and ratings criteria apply at the time of purchase of securities." This sentence directly follows a paragraph discussing the Fund's limit on borrowing of 33 1/3% of total assets. Consider moving the above-noted sentence prior to the paragraph on borrowing to avoid suggesting that the 33 1/3% limit on borrowing is not applied on a continual basis. *See* Section 18(f)(1) of the Investment Company Act (the "Act"). Note that a similar issue arises on page 16 of the prospectus and on page 28 of the SAI.

Principal Risks

8. With respect to payment-in-kind ("PIK") securities risk, please supplement the risk disclosure by including the following additional risks:

a. PIK securities may have unreliable valuations because the accruals require judgment about the collectability of deferred payments and the value of any associated collateral;

b. An election to defer PIK interest payments by adding them to the principal of such instruments increases the Fund's gross assets, which increases the Adviser's future base management fees; and

c. Even if conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon maturity.

More on Strategies, Risks and Disclosure of Portfolio Holdings

9. Please disclose, in general terms, how the Fund's Adviser decides which securities to buy and sell to implement the Fund's investment objective. *See* Item 9(b)(2) of Form N-1A.

10. Please supplementally explain whether the discussion of investment strategies and risks provided in response to Item 9 of Form N-1A is limited to the Fund's principal investment strategies and investment risks. The summary of principal investment strategies and risks provided in the summary prospectus in response to Item 4 does not appear to include certain strategies and investment risks discussed in the response to Item 9, including: Illiquid Securities, Industry Concentration, Restricted Securities, Undervalued Stocks, Asset-Backed Securities Risk, Convertible Securities Risk, Distressed and Defaulted Securities Risk, Extension Risk, Focused Investment Risk, Industry Concentration Risk, Merger Arbitrage and Event-Driven Risk, Mortgage-Backed Securities Risk, Style Risk, Tax Risk, Technology Sector Risk, and Undervalued Stocks Risk. In addition, there is substantial overlap between the types of instruments, strategies, and risks discussed in the responses to Item 9 and Item 16 (with the response to Item 16 provided in a section entitled "Description of Non-Principal Investments and Risk Factors").

a. To the extent non-principal investment strategies or risks are discussed in the response to Item 9, please clearly indicate which of the strategies and risks are principal and which are not principal. *See* IM Guidance Update No. 2014-08 (June 2014).

b. To the extent the above-listed investment strategies and risks are principal investment strategies and risks of the Fund, please ensure that they are appropriately summarized in the summary prospectus. *See* Items 4(a) and 4(b) of Form N-1A.

11. Page 9 includes a section entitled "Commitments to Make Additional Payments."

a. This section states, in part, "The Fund will not purchase interests in Senior Loans that…would cause the Fund to fail to meet the diversification requirements set forth under the heading 'Investment Restrictions' in the SAI." The cited section of the SAI does not appear to include requirements on diversification, and the Fund otherwise describes itself as a non-diversified fund for purposes of the Act. The Fund does, however, disclose an intent to meet the diversification requirements applicable to regulated investment companies under the Internal Revenue Code of 1986 (the "Code"). Please revise the language on page 9 for accuracy by, for example, cross referencing the diversification requirements of the Code as discussed in the "Income Tax Considerations" section of the SAI beginning on page 54.

    b. The Fund notes that it may segregate liquid senior loans to reserve against contingent obligations of the Fund to make additional loans pursuant to a loan agreement. Please supplementally explain the factors the Fund intends to use to classify a senior loan as liquid for these purposes.

12. We note that the Fund invests in convertible securities. Please supplementally inform us whether the Fund intends to invest in contingent convertible securities ("CoCos"). If the Fund expects to invest in CoCos, the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos and the characteristics of the CoCos (*e.g.*, credit quality, conversion triggers). If CoCos will be a principal type of investment, the Fund should provide a description of them, along with appropriate risk disclosure.

13. Under "Industry Concentration" on page 11, the Fund refers to primarily investing in securities issued by healthcare companies, as defined in the Prospectus. This discussion appears incomplete, and there is no other mention in the registration statement of potential investment concentrations in healthcare companies or a definition of healthcare companies. Please explain whether the Fund will concentrate its investments in any particular industry or group of industries, including the healthcare industry. If the Fund does intend to concentrate, as that term is defined for purposes of the Act, revise your fundamental policy on concentration in the SAI accordingly.

14. On page 18, there is a paragraph describing risks associated with leveraged loans. This appears to be the only mention of leveraged loans in the registration statement. If the term "leveraged loans" is meant to be synonymous with "senior loans," please make that fact clear in the prospectus. To the extent leveraged loans are not equivalent to senior loans, please provide additional prospectus disclosure regarding leveraged loans if the Fund may invest in leveraged loans in connection with its principal investment strategies, including a description of how the Fund defines leveraged loans (*e.g.*, based on rating or other criteria).

15. The description of "Tax Risk" on page 30 states that uncertainty regarding U.S. income tax rules as applied to certain arbitrage transactions may cause the Highland Merger Arbitrage Fund to be exposed to unexpected tax liability. Please clarify whether this tax risk applies to the Fund.

16. The Fund lists "Technology Sector Risk" as a risk on page 30. Please explain to us why technology sector risk is a principal or non-principal risk of the Fund. To the extent the Fund anticipates concentrating its investments in the technology sector, please provide appropriate disclosure in the discussion of the Fund's principal investment strategies.

Management of the Fund

17. Pages 30 to 31 state: "Neither this Prospectus, nor the related SAI, is intended, or should be read, to be or to give rise to an agreement or contract between the Fund and any investor, or to give rise to any rights in any shareholder or other person other than any rights under federal or state law that may not be waived." Please remove "that may not be waived" from this sentence or identify the rights an investor may be waiving.

Shareowner Guide – How to Invest in Highland Floating Rate Opportunities Fund II

18. When discussing redemptions in kind on page 39, consider disclosing additional detail regarding the Fund's practices to redeem in kind, such as whether redemptions would be pro-rata slices of portfolio assets, individual securities, or representative securities baskets. *See* Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016), 81 FR 82142, 82225 (Nov. 18, 2016).

Appendix – Intermediary Sales Charge Discounts and Waivers

19. The Appendix makes reference to Class T shares. Since the Highland Floating Rate Opportunities Fund II is not offering Class T shares, please remove references to Class T shares.

20. Certain of the sales charge discounts and waivers described in the Appendix are based on an investor's activity in a fund family. Please clarify the meaning of "fund family" with respect to the Highland Floating Rate Opportunities Fund II.

STATEMENT OF ADDITIONAL INFORMATION

Description of Non-Principal Investments and Risk Factors

21. In the "Options" section on page 14, the Fund discusses methods it will use to cover call and put options it purchases or sells. Please confirm that the Fund will be segregating "liquid" assets for these purposes.

22. On pages 18 to 19, the Fund notes that it may purchase or sell credit default swaps ("CDS"). Please supplementally confirm that when the Fund is the protection seller in a physically-settled or cash-settled CDS, it will segregate assets in an amount equal to the full, un-netted amount of the fund's contractual obligation (*i.e.*, the notional amount).

23. Consider whether the discussion of "Euro-Related Risk" on page 21 is subject to misinterpretation and may need further clarification. Specifically, consider whether the last paragraph of that discussion could inaccurately suggest that the U.K. was using the euro currency prior to the June 2016 referendum to leave the European Union.

24. As discussed on page 23, the Fund may engage in short sales that are not "against the box." Please supplementally confirm that when the Fund engages in short sales that are not against

the box, the Fund will segregate liquid assets in an amount equal to the daily price of the shorted security less any non-proceeds margin pledged by the Fund to the broker-dealer or lender. *See* Robertson Stephens Investment Trust No-Action Letter (publicly available Aug. 24, 1995).

Investment Restrictions

25. With respect to the Fund's concentration policy, you note on page 26 that senior loans and loan participations will be considered investments in the industry of the underlying borrower, rather than that of any agent that administers the senior loan or the seller of the loan participation. In staff's view, assets allocated to any bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan should be considered as being invested in the industry of the financial intermediary as well as the industry of the borrower. *See* Pilgrim Prime Rate Trust No-Action Letter (publicly available June 29, 1989). Please revise your approach or provide us with the legal basis for your approach.

26. The Expedited Settlement Agreement discussed on page 29 appears to be a material contract. Please file a copy of the agreement as an exhibit pursuant to Item 28(h) of Form N-1A or explain to us why it should not be considered a material contract.

Management of the Fund

27. The Fund does not list a Chief Compliance Officer in the list of Officers. However, on page 32, the Fund states that the Board has appointed a Chief Compliance Officer. Please supplementally confirm that a Chief Compliance Officer will be added to the list of Officers.

Information Regarding Portfolio Managers

28. Disclosure on page 41 explains that portfolio manager compensation may be based on the pre-tax relative performance of a portfolio manager's underlying account, the pre-tax combined performance of the portfolio manager's underlying accounts, and the pre-tax relative performance of the portfolio manager's underlying accounts measured against other employees. Please supplementally explain whether the benchmark for each of the listed categories of performance-based compensation is the performance of other HCMFA employees. If not, please disclose the benchmark for each approach. *See* Item 20(b) of Form N-1A.

29. The section entitled "Conflicts of Interest – HCMFA" that begins on page 42 appears to substantially repeat the "Conflicts of Interest" section on page 39. Pleases consider revising to reduce repetition.

Income Tax Considerations

30. Page 62 states: "The Fund may invest directly or indirectly in residual interests in real estate mortgage investment conduits ('REMICs') (including by investing in residual interests in

CMOs with respect to which an election to be treated as a REMIC is in effect) or equity interests in taxable mortgage pools ('TMPs')." Neither REMICs nor TMPs appear to be mentioned elsewhere in the registration statement. To the extent the Fund will invest in REMICs or TMPs in connection with a principal investment strategy, please add related disclosure to the prospectus. If these instruments are connected to non-principal investment strategies, please add disclosure about these investment types to the response to Item 16 of Form N-1A in the SAI.

PART C

Item 30. Indemnification

31. Please explain the legal basis for the Trust indemnifying a person who serves at the Trust's request as director, officer, or trustee of another organization in which the Trust has any interest ("covered person") in connection with the defense or disposition of any proceeding in which such person may be involved by reason of his or her being or having been a covered person.

Item 35. Undertakings

32. You have responded to Item 35, "Undertakings," as not applicable. Item 35 provides that, in initial registration statements filed under the Securities Act of 1933, a Fund must provide an undertaking to file an amendment to the registration statement with certified financial statements showing the initial capital received before accepting subscriptions from more than 25 persons if the Fund intends to raise its initial capital under section 14(a)(3) of the Act. Please explain to us why you view Item 35 as inapplicable to the Fund.

* *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

If you have any questions about these comments, please call me at (202) 551-5490.

Sincerely,

/s/ Angela Mokodean

Angela Mokodean
Senior Counsel